SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
 SECURITIES EXCHANGE ACT OF 1934
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
 OF 1934.
For the transition period from _______________ to ______________________
Commission File Number 001-33223
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Oritani Bank Employees Savings & Profit Sharing Plan and Trust
B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Oritani Financial Corp.
370 Pascack Road
 Township of Washington, New Jersey 07676

REQUIRED INFORMATION
Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.
The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
 Oritani Bank Employees Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and  2015 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Part IV – Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Buchbinder Tunick & Company LLP

Wayne, New Jersey

June 27, 2017

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
 December 31, 2016 and 2015

	2016	2015
Assets

Investments, at fair value
Cash and cash equivalents	$565,241	$364,680
Interest in common collective trusts	8,294,133	7,232,265
Oritani Financial Corp. Common stock	4,958,438	4,091,835
Total Investments, at fair value	13,817,812	11,688,780
Reliance Trust Company Stable Value Fund, at contract value	956,297	964,329
Total Investments	14,774,109	12,653,109

Receivables:
Employer Contribution Receivable	8,212	18,052
Employee Contribution Receivable	20,634	52,953
Notes Receivable From Participants	315,242	310,801
Other receivables	5,465	4,610
Total Receivables	349,553	386,416

Total assets available for plan benefits	15,123,662	13,039,525

Payables
Acquisition payables	163,200	6,218
Total Payables	163,200	6,218

Net assets available for plan benefits	$14,960,462	$13,033,307

The Notes to Financial Statements are an integral part of these statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
 Year Ended December 31, 2016 and 2015

	2016	2015
Additions
Investment Income
Net appreciation in fair value of investments	$1,452,699	$303,712
Interest and dividend income	318,722	269,944
Total investment income	1,771,421	573,656

Contributions
Employer	203,726	189,666
Employee	637,930	1,313,379
Total Contributions	841,656	1,503,045

Total additions	2,613,077	2,076,701

Deductions
Distributions	596,870	932,972
Administrative expenses	89,052	82,177
Total deductions	685,922	1,015,149

Net increase in net assets	1,927,155	1,061,552

Net assets available for benefits, beginning of the year	13,033,307	11,971,755

Net assets available for benefits, end of the year	$14,960,462	$13,033,307

The Notes to Financial Statements are an integral part of these statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2016 and 2015

1.    Description of Plan
The following description is provided for general information summary purposes. Participants of the Oritani Bank Employees Savings & Profit Sharing Plan and Trust (the "Plan") should refer to the Summary Plan document for more detailed and complete description of the plan provisions.  Oritani Bank (the "Bank") is the sponsor of the Plan.
General
 The Plan is a defined contribution employee savings and profit sharing plan covering all eligible employees of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Contributions
 As of and for the year ended December 31, 2016, the employer remitted to the third party administrator all participant contributions to the Plan in a timely manner.
The Bank matches up to 50% of the participants before tax contributions, up to 6% of compensation upon completion of one year of service and 1,000 hours.
Vesting
 Plan participants are 100% vested in the account balance attributable to their voluntary contributions, as well as employer matching contributions, including related earnings thereon.
Administrative Expenses
 Trustee fees are paid by the Plan.  Certain Plan expenses, such as recordkeeping, auditing, and legal fees, are paid directly by the Plan Sponsor.  Expenses with respect to participant's accounts are charged to such accounts.
Payment of Benefits
Upon termination of employment, a participant may leave their account with the Plan and defer commencement of receipt of their vested balance until April 1 of the calendar year following the calendar year in which they attain age 70 1/2, except to the extent that their vested account balance as of the date of termination is less than $1,000; in which case interest in the Plan will be cashed out and payment forwarded to them. On termination of service due to death, the value of the entire account will be payable to the participant's beneficiary in the form of a lump sum payment, annual installments, or rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, a participant is entitled to the same withdrawal rights as if they had terminated their employment.
Notes Receivable From Participants
Eligible participants may borrow from $1,000 up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding loan balance during the past 12 months. The rate of interest for the term of the loan will be established as of the loan date, and is a reasonable rate of interest generally comparable to the rates of interest then in effect at a major banking institution (e.g., Barron's Prime Rate (base rate) plus 1%).

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2016 and 2015

Distributions
During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined under the Plan. Participants are entitled to withdraw funds, exempt from excise tax, upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to two withdrawals in any calendar year.

2.    Summary of Significant Accounting Policies
Basis of Accounting
 The accompanying financial statements are prepared using the accrual method of accounting.
Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Interest is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expenses when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Payment of Benefits
 Amounts paid to participants are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with accounting principles  generally accepted in the United States of America ("GAAP"). GAAP requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition
Investments in employer securities are valued at their closing price on an established exchange as of December 31, 2016.  Investments in common/collective trusts, are valued at their respective net asset value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contract, the Reliance Trust Company Stable Value Fund, is required to be reported at contract value. Contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan belonging to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2016 and 2015

Risks and Uncertainties
The Plan has various investment vehicles, directed by participants. They are common/collective trusts, direct holdings in common stock of Oritani Financial Corp., the Parent Company of the Bank, and the Reliance Trust Company Stable Value Fund. These investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risks associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits. The Oritani Financial Corp. common stock is subject to various risks including concentration risk since the fund invests primarily in the common stock of Oritani Financial Corp. and, therefore, the performance of the fund is impacted by the performance of Oritani Financial Corp. common stock. The market price of Oritani Financial Corp. common stock is dependent on a number of factors, including the financial condition and profitability of Oritani Financial Corp. and Oritani Bank. In addition, the market price for Oritani Financial Corp. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase stock on speculation, as well as unforeseen events not necessarily within the control of management or the board of directors of Oritani Financial Corp. and Oritani Bank.
Effects of New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2017-06 (ASU 2017-06), "Plan Accounting:  Defined Benefit Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965):  Employee Benefit Plan Master Trust Reporting", which changes the presentation and disclosures for plans that participate in a master trust.  ASU 2017-06 is effective for annual periods beginning after December 15, 2018 and requires retrospective application.  We are currently evaluating the impact the adoption of this new standard will have on the Plan's financial statements.
Adopted new Accounting Pronouncements
In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting Defined Benefit Pension Plans (Topic 960), Defined Contribution Plans (Topic 962): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12), ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contract.  ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represents five percent or more of new assets available for benefits and (2) the net appreciation or depreciation for investments by general types.  ASU 2015-12 Part III does not apply to the Plan.  The amendments in ASU 2015-12 applicable to the Plan became effective retrospectively for the year ending December 31, 2016.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2016 and 2015

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820):  Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07).  ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurements.  Disclosures about investment in certain entities that calculate net asset value per share are limited under ASU 2015-17 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient.  ASU 2015-07 became effective for the Plan retrospectively for the year ending December 31, 2016.
3.    Investments

The Reliance Trust Company Stable Value Fund (the "Fund" or "RSVT") invests in a representation of guaranteed investment contracts, bank investment contracts and/or wrapped portfolio of fixed income instruments.  Collectively, these contracts are referred to as investment contracts.
A traditional GIC is a group annuity contract that pays a specified rate of return for a specific period of time and guarantees a fixed return after any benefit-responsive payments are made to participants. The issuer of a traditional GIC takes a deposit from the Fund and purchases investments that are held in the issuer's general account. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Fund.  The Fund is subject to the general credit risk of the issuer.  RSVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.
A bank investment contract is an investment contract issued by a bank, with features (other than annuity provisions) comparable to a GIC.
A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities.  Events disqualifying an underlying investment as high-quality include, but are not limited to, bankruptcy of the security issuer or default or restricted liquidity of the security.  The portfolio is owned by the Fund. The Fund purchases a wrapper contract from an insurance company or other financial services institution. RSVT will attempt to assess the credit quality of the issuers, however, there is no guarantee as to the financial condition of an issuer.  The portfolio, coupled with the wrap contract, attempts to replicate the characteristics of a traditional GIC.
The Fund one-year total return was 2.29% for 2016 and 2.12% for 2015.
The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts.  Employer initiated events, if material, may affect the underlying economies of investment contracts.  These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Fund's ability to transact at contract value with plan participants.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2016 and 2015

4.    Fair Value Measurements
ASC 820 Fair Value Measurements and Disclosures establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 Fair Value Measurements and Disclosures as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:
Level 1	Quoted prices in active markets for identical assets or liabilities.
Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following is a description of the valuation methodologies used for investments measured at fair value:
•	Oritani Financial Corp. Stock: Valued at the closing price reported on the NASDAQ stock exchange.
•
Common Collective Trust:  Valued at the net asset value of participation units held by the plan at year end.  The net asset value of these units is determined by the trustees based on the current fair value of the underlying assets of the common/collective trust fund as based on information reported by the investment advisor using the audited financial statements of the common/collective trust fund at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's management believed the valuation methodologies are appropriate and consistent with those used by other market participations, the uses of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2016 and 2015
The following table sets forth by level, with the fair value hierarchy, the Plan's assets at fair value:

Investment Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total Assets

Cash and Cash Equivalents	$ 565,241	—	—	$ 565,241
Oritani Financial Corp. Stock	4,958,438	—	—	4,958,438
Total investments at fair value	5,523,679	—	—	5,523,679
Common collective trust, measured at net asset value				8,294,133
Total investments at fair value				$ 13,817,812

Investment Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total Assets

Cash and Cash Equivalents	$ 364,680	—	—	$ 364,680
Oritani Financial Corp. Stock	4,091,835	—	—	4,091,835
Total investments at fair value	4,456,515	—	—	4,456,515
Common collective trust, measured at net asset value				7,232,265
Total investments at fair value				$ 11,688,780

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2016 and 2015, respectively.

	Fair Value 12/31/16	Fair Value 12/31/15	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$8,294,133	$7,232,265	N/A	Daily	Daily

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2016 and 2015

5.    Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated February 15, 2011, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the "Code"), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. The Plan was restated, as required by law, effective January 1, 2016.  The volume submitter document that it was restated on received IRS approval on March 31, 2014.  Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6.    Plan Termination
The Plan Sponsor has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA.
7.    Party-in-Interest Transactions
The Plan has investments in common stock of Oritani Financial Corp.  Accordingly, these transactions qualify as party-in-interest transactions.  Certain administrative functions of the Plan are performed by officers or employees of the Plan Sponsor.  No such officer or employee receives compensation from the Plan.
The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest.  Notes receivable from participants were $315,242 and $310,801 as of December 31, 2016 and 2015, respectively.
A Plan investment is managed by Reliance Trust Company.  Reliance Trust Company is the trustee for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust
Notes to Financial Statements
 December 31, 2016 and 2015

8.    Reconciliation to Form 5500
Differences between the financial statements and the Form 5500 relates to the Trustee reporting Plan activity on the cash basis (versus accrual basis) for Form 5500. The following is a reconciliation of net assets available for benefits and contributions as of December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits as reported in the
Statement of Net Assets Available for Benefits	$14,960,462	$13,033,307
Contributions receivable	(28,843)	(71,005)
Net assets available for benefits as disclosed in
Form 5500, Schedule H	$14,931,619	$12,962,302

The following is a reconciliation of contributions and change in net assets per the financial statements for the year ended December 31, 2016 and 2015, to Form 5500:

	2016		2015
	Contributions	Change in Net Assets	Contributions	Change in Net Assets
As disclosed in the financial statements	$841,656	$1,927,155	$1,503,045	1,061,522
Adjustment from fair value to contract value for
fully-responsive investment contracts				(29,500)
Contributions receivable-beginning of year	71,005	71,005	28,112	28,112
Contributions receivable-end of year	(28,843)	(28,845)	(71,005)	(71,005)
As disclosed in Form 5500, Schedule H	$883,818	$1,969,315	$1,460,152	$989,159

9.    Subsequent Events

The Bank has evaluated all subsequent transactions and events after the financial statement date through June 27, 2017,  the date the financial statements were available to be issued. Based on this evaluation, the Plan has determined that no subsequent events occurred which would require disclosure in financial statements.

Oritani Bank Employees Savings & Profit Sharing Plan and Trust Schedule H, Part IV - Line 4i
Schedule of Assets Held at End of Year
ID# 22-1174955; Plan# 001
 December 31, 2016

		Description of
		Investment Including
		Maturity Date, Rate
	Identity of Issuer, Borrower	of Interest, Collateral,
*(a)	Lessor or Similar Party	Par, or Maturity Value		Cost	Current Value

	Cash and Cash Equivalents
	Cash
	Collective Short Term Investment Fund	362,244	shares	**	$362,244
	SSgA Cash US Government Fund	202,997	shares	**	202,997

	Total Cash and Cash Equivalents				565,241

*	Reliance Trust Company Stable Value Fund	5,834	units	**	956,297

	Interest in Common/Collective Trusts

	SSgA Target Retirement 2055 Securities Non-Lending Series Fund	467	units	**	7,058
	SSgA Target Retirement 2050 Securities Non-Lending Series Fund	363	units	**	6,964
	SSgA Target Retirement 2045 Securities Non-Lending Series Fund	5,525	units	**	107,288
	SSgA Target Retirement 2040 Securities Non-Lending Series Fund	725	units	**	16,541
	SSgA Target Retirement 2035 Securities Non-Lending Series Fund	25,372	units	**	488,623
	SSgA Target Retirement 2030 Securities Non-Lending Series Fund	2,750	units	**	61,554
	SSgA Target Retirement 2025 Securities Non-Lending Series Fund	4,689	units	**	87,892
	SSgA Target Retirement 2020 Securities Non-Lending Series Fund	4,813	units	**	100,069
	SSgA Target Retirement 2015 Securities Non-Lending Series Fund	499	units	**	8,496
	SSgA Aggressive Strategic Balanced Securities LSF	20,500	units	**	460,630
	SSgA Conservative Strategic Balanced Securities LSF	6,252	units	**	152,097
	SSgA Russell Large Cap Growth Index Securities NLSF	15,989	units	**	380,973
	SSgA Russell Large Cap Value Index Securities NLSF	21,901	units	**	508,201
	SSgA Long US Treasury Index Securities NLSF	26,744	units	**	424,832
	SSgA Moderate Strategic Balanced Securities LSF	8,234	units	**	197,449
	SSgA Nasdaq 100 Index Securities NLSF	14,971	units	**	494,146
	SSgA Daily EAFE Index Non-Lending Series Fund	13,186	units	**	220,499
	SSgA S&P Flagship NLFS	55,093	units	**	2,362,181
	SSgA S&P MidCap Index Securities NLSF	20,430	units	**	1,384,034
	SSgA Russell Small Cap Index Securities NLSF	8,167	units	**	362,459
	SSgA REIT Index Securities NLSF	4,415	units	**	225,426
	SSgA Target Retirement Income Non-Lending Series	631	units	**	10,084
	SSgA Bond Index Fund	16,842	units	**	226,637

	Total Interest in Common/Collective Trusts				8,294,133

	Investment in Employer Securities
*	Oritani Financial Corp. Stock	264,450	shares	**	4,958,438

***	Participant Loans				315,242

					$15,089,351
* Party-in-interest
** Cost omitted for participant directed investments
*** Interest is 4.25% to 4.5% and maturity date ranging from January 2017 to December 2031
See Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number       Exhibit

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORITANI BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
Date: June 27, 2017	By: /s/ Kevin Lynch
Name: Kevin Lynch Title: President